FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August, 2009
04 August, 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky Broadcasting Group plc announcing LTIP vesting and Co-Investment Plan released on 04 August, 2009

British Sky Broadcasting Group plc

4 August 2009

LTIP vesting
 and Co-Investment Plan

British Sky Broadcasting
Group plc ("BSkyB" or "the Company")
 confirms the
August 2009
vesting of awards
previously
granted under its Long Term Incentive Plan and Management Long Term Incentive Plan
.

As previously announced, the awards scheduled to vest in August 2009 included awards granted to Directors of the Company in August 2006, July 2007, February 2008 and April 2008.

Following the satisfaction of certain performance conditions
,
 including targets relating to Sub
scriber Growth, Earnings Per Share

Growth
and Free Cash Flow
for the financial year ending 30 June 2009
 and Total Shareholder Return for the period to 31 July 2009, 83% of the relevant
 awards vested.

On 3 August the Company received notification of the following transactions.

On 3 August 2009, Jeremy Darroch exercised his vested awards and subsequently disposed of 700,000 shares at
533

pence per share
. He r
etained 26,250 shares as a p
ersonal interest in the Company and now
holds a total of 86,250 shares in the Company.
 Also on 3 August 2009, Andrew Griffith exercised his vested awards and subsequently disposed of 332,000 shares at
533

pence per share.

Additionally,
both
Jeremy Darroch
and Andrew Griffith have
informed the Company of
their
intention to
purchase the maximum number of BSkyB shares
permitted under the Company's Co-Investment Plan - an
investment
equ
al
to 50% of
their
annual bonus
 for 2008/09
.

In accordance with James Murdoch's service agreement,
on 3 August 2009, the Company
 elected to pay him a cash amount in lieu of issuing the 913,000 shares that have vested.
 Following the payment of 533

p
ence per share, James Murdoch's right to the
relevant
award
s
 lapsed.

END

Note

The Company's Co-Investment LTIP scheme represents a further step to align Executive Directors' and Senior Managers' remuneration with shareholders' interests. Executives who participate in the plan will be granted a conditional award of BSkyB shares. The matching shares will vest three years later only if three-year adjusted EPS targets are met. The maximum investment eligible for matching awards will be limited to an amount equivalent to 50% of the individual's annual bonus.

Enquiries:

Analysts/Investors:

Robert Kingston
                       Tel:
    020 7705 3726
Francesca Pierce
                      Tel:
    020 7705 3337

E-mail:
investor-relations@bskyb.com

Media
:

Robert Fraser
                           Tel:
    020 7705 3036
Bella Vuillermoz
                       Tel:
    020 7800 2651

E-mail:
corporate.communications@bskyb.com

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 04 August, 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary